UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

TARO PHARMACEUTICAL INDUSTRIES LTD.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE NIS 0.0001 PER SHARE

(Title of Class of Securities)

M8737E108

(CUSIP Number)

Mr. Sudhir V. Valia, Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai 400 059., India

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

July 23, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMACEUTICAL INDUSTRIES LTD.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,633,500*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,633,500*
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,633,500

*
Includes 3,770,833 Ordinary Shares acquired by Alkaloida Chemical Company Exclusive Group Ltd. (“Alkaloida”), an indirect subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun”), on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the share purchase agreement dated May 18, 2007 (“Purchase Agreement”), between Alkaloida and the Issuer, which entitled Alkaloida to acquire a total of 7,500,000 Ordinary Shares; and 58,000 Ordinary Shares acquired by Sun Pharma Global Inc. ("Sun Pharma"), a direct wholly-owned subsidiary of Sun, on July 11, 2007 and 500 Ordinary Shares acquired by Sun Pharma on July 23, 2007, in each case in open market transactions. This amount also includes 6,787,500 Ordinary Shares which Sun has the right to acquire pursuant to a warrant (the “Warrant”) issued to Sun by the Issuer on May 18, 2007.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.53%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*
Based on 36,453,118 Ordinary Shares outstanding as of June 7, 2007 as reported by the Issuer in its Proxy Statement filed on Form 6-K on June 11, 2007 and an additional 6,787,500 Ordinary Shares issuable upon exercise of the Warrant.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 4 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMA GLOBAL INC. (BVI)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of Hungary
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,846,000*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,846,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,846,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

*
Includes 3,770,833 Ordinary Shares acquired by Alkaloida on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the Purchase Agreement; and 58,000 Ordinary Shares acquired by Sun Pharma on July 11, 2007 and 500 Ordinary Shares acquired by Sun Pharma on July 23, 2007, in each case in open market transactions.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.78%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

**	Based on 36,453,118 Ordinary Shares outstanding as of June 7, 2007 as reported by the Issuer in its Proxy Statement filed on Form 6-K on June 11, 2007.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 6 of 20 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,787,500*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,787,500
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,787,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

*	Includes 3,770,833 Ordinary Shares acquired by Alkaloida on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the Purchase Agreement.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.61%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

**	Based on 36,453,118 Ordinary Shares outstanding as of June 7, 2007 as reported by the Issuer in its Proxy Statement filed on Form 6-K on June 11, 2007.

EXPLANATORY NOTE

This Schedule 13D amendment No. 1 for SUN PHARMACEUTICAL INDUSTRIES LTD (the "Filer"), TARO PHARMACEUTICAL INDUSTRIES LTD (the "Issuer") is being refiled to correct the SC 13D/A filing made on July 25, 2007. The initial erroneous SC 13D/A filing was made for TARO PHARMACEUTICAL INDUSTRIES LTD as (the Filer) and SUN PHARMACEUTICAL INDUSTRIES LTD as (the Issuer). Please note that no substantive changes have been made to the SC 13D/A as the error was an inversion of the Filer's and the Issuer's CIK and CCC numbers on the Submission Header page of the filing.

Item 1.	To Come

This Amendment No. 1 amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on July 3, 2007 (the “Original Schedule 13D”) with respect to the Ordinary Shares, par value NIS .0001 per share (the “Ordinary Shares”), of Taro Pharmaceutical Industries Ltd., an Israeli corporation (the “Issuer”), whose principal executive offices are located at Italy House, Euro Park, Yakum 60972, Israel. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety with the following:

“6,787,500 of the Ordinary Shares beneficially owned by the Reporting Persons were directly acquired by Alkaloida as described in Item 4 below with available cash on hand. 58,500 of the Ordinary Shares benefically owned by Sun Pharma and Sun were directly acquired by Sun Pharma with available cash on hand.  An additional 6,787,500 of the Ordinary Shares beneficially owned by Sun are shares issuable upon exercise of the Warrant as described in Item 4 below.”

Item 4.	Purpose of Transaction.

The response set forth in Item 4 of the Original Schedule 13D is hereby amended and supplemented by deleting the penultimate paragraph of Item 4 and replacing it with the following:

“As of the date of this filing, Alkaloida has purchased a total of 6,787,500 Ordinary Shares, for a total consideration of $“40.725 million, pursuant to the Purchase Agreement. Furthermore, in connection with the above transactions, on May 18, 2007 the Issuer issued to Sun a 3-year Warrant (the “Warrant”) to purchase an additional 7,500,000 Ordinary Shares (which the Issuer agreed, in connection with the 9.5% decrease under the Purchase Agreement, to decrease by 9.5% to 6,787,500 Ordinary Shares), at an exercise price of $6.00 per share.

On July 11, 2007, in furtherance of Sun’s intent to gain control of the Issuer, Sun Pharma purchased 58,500 Ordinary Shares at $6.7788 per share, for a total consideration of 393,170 and on July 23, 2007, Sun Pharma purchased 500 Ordinary Shares at $7.3647, for a total consideration of $3,682, in each case in open market transactions.

On July 22, 2007 the Tel Aviv District Court rejected all of Templeton's motions pending before such court, including the motion to temporarily enjoin the shareholders meeting to approve the merger with an affiliate of Sun, and later that day Israel's Supreme Court also rejected Templeton's further request for an injunction. The Issuer announced on July 23, 2007, however, that it will reschedule its shareholders meetings, originally scheduled for July 23, 2007, until September 25, 2007, because of the confusion among shareholders created by the numerous motions filed by Templeton, in order to allow its shareholders to fully consider the transactions contemplated by the Merger Agreement.

In order to provide additional liquidity to the Issuer, on July 23, 2007, Sun informed the Issuer that it is exercising in favor of Alkaloida a portion of the Warrant in order to purchase 3.0 million Ordinary Shares at an exercise price of $6.00 per share, for an aggregate of $18 million in cash. In addition, Sun has also agreed to release the Issuer from its non-solicitation obligations included in the Merger Agreement, thereby permitting the Issuer to discuss and furnish information to other third parties concerning possible alternative transactions. Notwithstanding the amendment to the Merger Agreement, Sun currently intends to consummate the transactions contemplated by the Merger Agreement.”

Item 7.	Materials to be Filed as Exhibits.

The response set forth in Item 7 of the Original Schedule 13D is amended and supplemented by adding the following:

Exhibit No.	Description
99.10
Amendment No. 1, dated as of July 23, 2007, to the Agreement of Merger, dated May 18, 2007, by and among Alkaloida Chemical Company Exclusive Group Ltd. Aditya Acquisition Company Ltd. and Taro Pharmaceutical Industries Ltd.

99.11	Joint Filing Agreement, dated as of July 2, 2007, incorporated by reference to the Original Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUN PHARMACEUTICAL INDUSTRIES LTD.

Date: July 25, 2007	By:	/s/ Dilip S. Shanghvi

Name: Mr. Dilip S. Shanghvi Title: Chairman and Managing Director

SUN PHARMA GLOBAL, INC. (BVI).

By:	/s/ Sudhir V. Valia

Name: Mr. Sudhir V. Valia Title: Director

ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LIMITED.

By:	/s/ Sudhir V. Valia

Name: Mr. Sudhir V. Valia Title: Director

EXHIBIT INDEX

Exhibit No.	Description
99.10
Amendment No. 1, dated as of July 23, 2007, to the Agreement of Merger, dated May 18, 2007, by and among Alkaloida Chemical Company Exclusive Group Ltd. Aditya Acquisition Company Ltd. and Taro Pharmaceutical Industries Ltd.

99.11	Joint Filing Agreement, dated as of July 2, 2007, incorporated by reference to the Original Schedule 13D